615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — TCangemi@mynycb.com — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

November 17, 2011

Via EDGAR

Angela Connell

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 (Filed March 1, 2011)
Form 10-Q for the Quarter Ended March 31, 2011 (Filed May 10, 2011)
Form 10-Q for the Quarter Ended June 30, 2011 (Filed August 9, 2011)
File No. 001-31565

Dear Ms. Connell:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to your letter, dated November 7, 2011, containing comments with regard to NYB’s response letter dated August 31, 2011.

NYB’s responses to your comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K for the fiscal year ended December 31, 2010

Non-Covered Loans Held for Sale, page 58

1.

We note your response to prior comment four, including your assertion that the amount or range of possible losses in excess of your amount accrued was not material to your operations as of December 31, 2010. Please confirm that your disclosure in future filings will assert that the amount or range of possible losses in excess of your amount accrued was not material not only to your operations, but also to your financial condition and statement of operations for each period presented.

We confirm that in future filings we will assert that the amount or range of possible losses in excess of the amount accrued was not material not only to our operations, but also to our financial condition and statement of operations.

Liquidity, Contractual Obligations and Off-Balance Sheet Commitments and Capital Position, page 74

2.	We note your response to prior comment five. Please confirm that you will include this information in your future filings.

We confirm that in future filings we will include this information.

Form 10-Q for the fiscal quarter ended June 30, 2011

Asset Quality: Non-Covered Loans Held for Investment and…OREO, page 54

3.	We note your response to prior comment 17. We also note disclosure of your five largest non-performing loans as of June 30, 2011 on page 59 of your Form 10-Q. Please address the following:

•

The outstanding loan balance for Loan #1 increased from $41,582,418 at March 31, 2011 to $43,256,821 at June 30. However, we note that the LTV for this loan decreased from 96% at March 31 to 87% at June 30. Please tell us the reason for the increase in the loan balance and how that corresponded to the decrease in the LTV.

•

It appears that you no longer hold the multi-family real estate loan that had an outstanding balance of $33,155,000 as of March 31 (Loan #2 in your March 31, 2011 Form 10-Q disclosure). Please tell us the status of this loan as of June 30 and September 30, as applicable.

The reason for the increase in the loan balance for Loan #1 from $41,582,418 at March 31, 2011 to $43,256,821 at June 30, 2011, was due to additional funding from credit line availability to complete certain capital improvement projects that were scheduled for the underlying multi-family apartment complex. The appraisal was completed and two values were determined: one value without the completion of the capital projects and the other value with the completion of the capital projects. Since the planned capital projects are near completion, we believe that the more relevant value is the one based on the completion of the capital projects, which resulted in a lower loan-to-value ratio.

The multi-family real estate loan that had an outstanding balance of $33,155,000 as of March 31 (Loan #2 in the Company’s March 31, 2011 Form 10-Q disclosure) is no longer in the Company’s loan portfolio. The Company disposed of this loan during the second quarter of 2011 and, accordingly, had no remaining exposure at June 30, or September 30, 2011.

Reconciliation of Stockholders’ Equity and Tangible…and the Related Matters, page 41

4.	We note your response to prior comment 18 as well as your reconciliation included here in your Form 10-Q of the non-GAAP measures “tangible stockholders’ equity”, “tangible assets”, “adjusted tangible stockholders’ equity” and “adjusted tangible assets.” We also note your disclosure of these measures on pages 46 and 71 of your Form 10-Q; however, these measures do not appear to be labeled as non-GAAP measures. Please revise future filings to clearly label these measures as “non-GAAP” when used throughout your filing and to refer to your reconciliation on page 41, as appropriate.

We will revise future filings to clearly label measures as “non-GAAP” when such measures are used throughout our filings and to refer to our reconciliation, as appropriate.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our Form 10-K Report and Form 10-Q Reports, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi

Thomas R. Cangemi

Senior Executive Vice President and

Chief Financial Officer

cc:	Joseph R. Ficalora

R. Patrick Quinn, Esq.